ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549




08054462

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: **001-31565**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

New York Community Bancorp, Inc. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

REQUIRED INFORMATION

Items 1-3. The New York Community Bancorp, Inc. Employee Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan is filing such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

Exhibit 23.1 Auditor's Consent

FINANCIAL STATEMENTS



NEW YORK COMMUNITY BANCORP, INC.
EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Independent Auditors' Report Thereon)

NEW YORK COMMUNITY BANCORP, INC.
EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

Table of Contents

* Schedules required by Form 5500, which are not applicable, have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Pension and Investment Committee
New York Community Bancorp, Inc.
Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the New York Community Bancorp, Inc. Employee Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly presented in all material respects when considered in relation to the basic financial statements taken as a whole.

KPMG LLP

June 27, 2008

NEW YORK COMMUNITY BANCORP INC.
EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

		2007	2006
Assets:			
Investments, at fair value (note 3):			
Common stock fund of employer	$	65,037,790	62,069,493
Mutual funds		29,188,737	24,414,673
Collective trust funds		21,246,259	24,906,212
Cash and cash equivalents		233,481	148,368
Participant loans		3,237,187	3,069,390
Total investments		118,943,454	114,608,136
Receivables:			
Other receivable		—	30,229
Total receivables		—	30,229
Total assets		118,943,454	114,638,365
Liabilities:			
Overdraft		—	41,817
Total liabilities		—	41,817
Net assets available for plan benefits at fair value		118,943,454	114,596,548
Adjustment from fair value to contract value for fully benefit-responsive investment contracts note 2)		55,506	206,475
Net assets available for plan benefits	$	118,998,960	114,803,023

See accompanying notes to financial statements.

NEW YORK COMMUNITY BANCORP INC. EMPLOYEE SAVINGS PLAN
EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2007 and 2006

		2007	2006
Additions to net assets attributed to:			
Investment income:			
Net appreciation in fair value of investments (note 3)	$	7,327,411	1,248,773
Dividends		5,588,021	3,824,062
Interest		199,527	154,488
Total investment income		13,114,959	5,227,323
Participant contributions		4,679,198	4,070,825
Rollovers contributions		698,197	1,393,728
Employer contributions		9,804	—
Total additions		18,502,158	10,691,876
Deductions from net assets attributed to:			
Benefits paid to participants		14,298,783	11,258,569
Administrative expenses		40,341	20,738
Total deductions		14,339,124	11,279,307
Net increase (decrease) before transfers-in		4,163,034	(587,431)
Transfers-in (note (1c)):			
Atlantic Bank of New York 401(k) Savings Plan		32,903	18,982,629
Long Island Commercial Bank 401(k) Plan		—	3,770,514
Total transfers-in		32,903	22,753,143
Net increase		4,195,937	22,165,712
Net assets available for plan benefits at:			
Beginning of year		114,803,023	92,637,311
End of year	$	118,998,960	114,803,023

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the New York Community Bancorp, Inc. Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

(a) General

The Plan is a defined contribution plan sponsored by New York Community Bancorp, Inc. (the Bank or Plan Sponsor). The Plan provides for benefits for eligible employees of the Bank, New York Community Bank, New York Commercial Bank, the former Penn Federal Savings Bank, the former Atlantic Bank of New York, the former Long Island Commercial Bank, the former Roslyn Savings Bank, the former Richmond County Savings Bank, the former CFS Bank and the former Queens County Savings Bank. The Plan is administered by RSGroup Trust Company (RTC or the Trustee). The Plan provides retirement benefits for the employees of the Bank and is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The assets of all participants are held in the Plan and are collectively invested and reinvested by the Trustee.

(b) Eligibility

Any salaried full-time employee who reaches the age of 21 and who is not covered by a collective bargaining agreement shall be eligible to participate upon completion of three months of eligibility service, as defined.

(c) Contributions

Participants may authorize the Bank to reduce their pre-tax compensation each pay period by 1% to 25% and to contribute those amounts to the Plan, subject to the maximum dollar limitations of the Internal Revenue Code. The Bank may make matching and special contributions on a discretionary basis. A Qualified Non-Elective Contribution of $9,804 was made in 2007 for the Atlantic Bank of New York 401(k) Savings and Incentive Plan participants and no employer contribution was made in 2006.

Employees may make rollover contributions to the Plan.

On December 30, 2005, Long Island Financial Corp., parent company of Long Island Commercial Bank, merged with and into New York Community Bancorp, Inc. On May 24, 2006 the Long Island Commercial Bank 401(k) Plan was merged into the Plan. Investment assets in the amount of $3,697,217 and participant loan balances of $73,297 were transferred from the Long Island Commercial Bank 401(k) Plan to the Plan.

On April 28, 2006, Atlantic Bank of New York was merged with and into New York Community Bancorp, Inc. On December 1, 2006, The Atlantic Bank of New York 401(k) Plan was merged into the Plan. Investment assets in the amount of $18,563,775 and participant loan balances of $418,854 were transferred from the Atlantic Bank of New York 401(k) Plan to the Plan. An additional investment assets in the amount of $32,903 was transferred in 2007.

(Continued)

(d) Investment Options

The Plan assets are held in a trust established under the Plan with RTC. Participants are allowed to invest in one or more of the investment options. The trust consists of two groups of investment funds – the fixed-income funds, which are invested in fixed income investments with limited equity holdings, and the equity funds, which permit a higher percentage of funds to be invested in common stocks. As of December 31, 2007, the Plan's investments consisted of seventeen investment funds (9 mutual funds and 8 collective trust funds) and one Common Stock Fund (New York Community Bancorp Stock Fund), which invests in the common stock of New York Community Bancorp, Inc. The Fidelity Puritan TR Low Price Stock Fund has been closed to new monies effective August 2004.

(e) Participant Accounts

Separate accounts are maintained for each participant to accumulate Employer, participant and rollover contributions. Participants' accounts are credited with contributions made on their behalf in accordance with participant salary deduction arrangements, employer contributions (if any), and Plan earnings. Plan earnings and losses are allocated based on account balances and investment options, which the participant chooses. An administrative fee of 0.25% (25 basis points) is charged on assets held in all funds other than the investment funds of NYCB Stock Fund, RSI Retirement Trust, Fiserv Trust Company and Galliard Capital Management Wells Fargo.

(f) Vesting

Participants are fully vested in their accrued benefits in all accounts, other than their employer matching accounts, at all times and such accrued benefits are nonforfeitable at all times. Effective January 1, 2002, employer matching contributions become vested and nonforfeitable as follows:

Years of service	Vested percentage
Less than 1 year	0%
1 year but less than 2	20
2 years but less than 3	40
3 years but less than 4	60
4 years but less than 5	80
5 years and thereafter	100

If the participant is not 100% vested and leaves the employer for any reason other than retirement, disability, or death, the portion of matching contributions and discretionary employer contributions, if any, and earnings thereon which are not vested will be forfeited. At December 31, 2007 and 2006, forfeitures of $67,283 and $74,309, respectively, were available to defray Plan expenses in the future. For plan years 2007 and 2006, forfeitures accumulated were not used to defray Plan expenses.

(Continued)

(g) Participant Loans

Participants may borrow from their account balance up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Any loan must be repaid within five years. If the loan is made for the purpose of purchase or construction of the primary residence of the participant, then such loan may be repaid over a period not exceeding thirty years. The loans are secured by the balance in the participant's account and bear the prime rate of interest on the first day of the month in which the loan was made and fixed for the life of the loan.

(h) Payment of Benefits

Benefit payments begin at the participant's election after he or she ceases to be an employee due to disability, retirement, or other termination of employment or death. Under the Plan's provisions, withdrawals of funds other than at disability, retirement, or other termination of employment or death will be permitted subject to certain limitations, as defined. Participants may elect to receive benefits from several options available as set forth in the Plan.

Effective January 1, 2002, participants may elect to have allocated cash dividends declared on the employer common stock fund and received by the Trustee distributed in cash or elect to reinvest the dividends.

An employee's participation in the Plan shall terminate on the date of death, the date of retirement, or the date employment is terminated because of disability or other reasons.

(2) Summary of Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c) New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. New York Community Bancorp, Inc. does not expect the provisions of FAS 157 to have a material effect on the Plan's financial statements.

(Continued)

The provisions of the Financial Accounting Standards Board Staff Position entitled, *FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP) became effective for plan years ending after December 15, 2006. This FSP requires that investment contracts held by a defined contribution plan be reported at fair value. The Plan's common trust fund (the Trust) holds investment contracts that are all deemed to be fully benefit-responsive as of December 31, 2007 and 2006. Although the FSP requires the Trust to be reported at fair value, contract value is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Plan Benefits presents the fair value of the common trust fund as well the amount necessary to adjust this fair value to contract value. The adoption of this FSP had no impact on the Plan's net assets available for plan benefits as of December 31, 2007 or 2006. As permitted by the FSP, the Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

In July 2006, the FASB released FASB Interpretations (FIN) No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 provides guidance for how uncertain tax position should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires evaluation of tax positions taken or expected to be taken in the course of preparing the Trust's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Plan's tax returns for fiscal years 2004, 2005, 2006 and 2007 remain subject to examination by the relevant tax jurisdictions. The Plan adopted this interpretation effective January 1, 2007 and the adoption of FIN 48 did not have any effect on its financial statements.

(d) Investment Valuation and Income Recognition

Investments consist of unit shares of funds offered by RTC, other mutual fund companies, a common trust fund, and the Common Stock Fund of the Employer, which invests in common stock of the New York Community Bancorp, Inc. Valuation of these shares by the RTC is based on the underlying value of net assets of each fund. Common stock and mutual funds are valued at quoted market prices from national exchanges. For collective trust funds, Fiserv Trust Company, the trustee values the securities based on fair value of the underlying securities of the respective fund. The common trust fund is stated at fair value and adjusted to contract value as reported to the Plan by Retirement System Group, Inc. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Participant loan receivables are valued at cost (outstanding principal balances), which approximates fair value.

Investment transactions within each fund are recorded on a trade date basis. Dividend income is recognized on the ex-dividend date; interest income is recognized on the accrual basis.

(e) Payment of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(Continued)

(f) *Administrative Expenses*

Unless paid by the Plan, all administrative expenses of the Plan are paid by the Employer, except expenses directly related to the managing of each fund (such as investment management fees, commissions, and other transaction costs) which are charged against the assets of the applicable fund to which such expenses directly relate.

(3) Investments

Investments in the Plan as of December 31, 2007 and 2006 are as follows:

		December 31	
		2007	2006
Common stock fund of employer:			
New York Community Bancorp, Inc.	$	65,037,790*	62,069,493*
Mutual funds:			
RSI Retirement Trust Actively Managed Bond Fund		3,745,040	2,392,906
RSI Retirement Trust Intermediate Term Bond Fund		—	977,013
RSI Retirement Trust Value Equity Fund		4,261,264	4,321,897
RSI Retirement Trust Core Equity Fund		2,614,035	2,665,368
RSI Retirement Trust Emerging Growth Equity Fund		—	1,270,604
Alger Midcap Growth Retirement Portfolio		4,919,745	2,956,222
American Century International Growth Fund		—	2,251,680
Evergreen International Equity Fund A		3,195,782	—
Fidelity Puritan TR Low Price Stock Fund		1,500,236	1,568,152
John Hancock Large Cap Select A Fund		2,623,769	2,228,240
Nueberger Berman Genesis Fund Trust		1,750,643	—
State Street Global Advisors S&P Index Fund		4,578,224	3,782,591
		29,188,738	24,414,673

(Continued)

	December 31	
	2007	2006
Collective trust funds:		
RSGroup Trust Company Stable Value Fund	$ —	22,310,042*
RSGroup Trust Company Asset Allocation Model I	—	860,565
RSGroup Trust Company Asset Allocation Model II	—	1,175,868
RSGroup Trust Company Asset Allocation Model III	—	559,737
Galliard Wells Fargo Stable Return Fund	18,410,943*	—
Fiserv Trust Sunrise Retirement Balanced Equity Fund	585,860	—
Fiserv Trust Sunrise Retirement Balanced Fund	1,384,467	—
Fiserv Trust Sunrise Retirement Capital Preservation Fund	456	—
Fiserv Trust Sunrise Retirement Diversified Equity & Income Fund	6	—
Fiserv Trust Sunrise Retirement Diversified Equity Fund	6	—
Fiserv Trust Sunrise Retirement Diversified Income Fund	864,487	—
Fiserv Trust Sunrise Retirement Income Fund	34	—
	21,246,259	24,906,212
Cash and cash equivalents		
Principal cash		—
Miscellaneous cash equivalents	233,481	148,368
	233,481	148,368
Participant loans	3,237,187	3,069,390
Total investments	$ 118,943,455	114,608,136

Contract value for the Galliard Wells Fargo Stable Return Fund is $18,466,449 as of December 31, 2007. Contract value for the RSGroup Trust Company Stable Value Fund is $22,516,517 as of December 31, 2006. Amounts in the table represent fair value.

The Galliard Wells Fargo Stable Value Fund's one-year total return was 5.24% for 2007. The thirty-day effective yield, also known as the crediting interest rate, was 5.09% at December 31, 2007. Both the one-year total return and the thirty-day effective yield for 2007 are net of the annual trustee fee of 0.85%. The crediting interest rate is calculated on a daily basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The RSGroup Trust Stable Value Fund (RSG Trust) invests in the following funds: the SEI Stable Asset Fund (the SEI Fund), the Deutsche Bank Pyramid Stable Value Portfolio Fund (the Pyramid Fund), and the Federated Prime Value Obligations Fund (the Federated Fund). The RSG Trust's one-year total return was 4.41% and 4.02% for 2007 and 2006. The thirty-day effective yield, also known as the crediting interest rate, was 4.87% and 4.72% at 2007 and 2006. Both are net of the annual trustee fee of 0.38% and 0.48% for 2007 and 2006, respectively. The crediting interest rate is calculated on a daily basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

(Continued)

The existence of certain conditions can limit the Trust's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or a unitholder, and certain Trust amendments if issuers' consent is not obtained. As of December 31, 2007, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder's interest in the Trust without the need to access investment contracts.

* Represents 5% or more of the fair value of total assets at December 31, 2007 and 2006.

During 2007 and 2006, the Plan's investments (including gains or losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2007	2006
Common Stock Fund of Employer	$	5,702,057	(1,506,108)
Mutual funds		857,656	2,167,367
Collective trust funds		767,698	587,514
Net appreciation in fair value of investments	$	7,327,411	1,248,773

(4) Risks and Uncertainties

The Plan offers a number of investment options including common stock of New York Community Bancorp, Inc. and a variety of investment funds, some of which are mutual funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the statements of net assets available for plan benefits and participant account balances.

The plan invests directly or indirectly in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the Employer, which invests in a single security, the common stock of New York Community Bancorp, Inc.

(Continued)

At December 31, 2007 and 2006 approximately 55% and 54% of the Plan's net assets were invested in Common Stock fund of Employer, respectively. The underlying value of the common stock is entirely dependent upon the performance of the Employer and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of the New York Community Bancorp, Inc. common stock in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

(5) Related Party Transactions (Parties-in-Interest)

Certain investments of the Plan are managed or sponsored by Retirement System Group, Inc. As of December 2007 Retirement System Group, Inc. is the recordkeeper and Fiserv Trust Company is the custodian as defined by the Plan. The Plan invests in the common stock of the Plan Sponsor. These transactions qualify as parties-in-interest.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Alternately, mutual fund operation expenses are paid from a fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated January 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Plan Termination

Although it has not expressed any intent to do so, the New York Community Bancorp, Inc. reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participant become 100% vested in all matching contributions.

(8) Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

		December 31	
		2007	2006
Net assets available for plan benefits per financial statements	$	118,998,960	114,803,023
Benefits payable		(197,265)	(6,243)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		(55,506)	(206,475)
Net assets available for plan benefits per Form 5500	$	118,746,189	114,590,305

(Continued)

The following is a reconciliation of claims paid per the financial statements to the Form 5500 for the years ended December 31, 2007 and 2006:

		December 31	
		2007	2006
Benefits paid to participants per the financial statements	$	14,298,783	11,258,569
Amounts payable at December 31, current year		197,265	6,243
Less amounts payable at December 31, prior year		(6,243)	—
Benefits paid to participants per Form 5500	$	14,489,805	11,264,812

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the years ended December 31, 2007 and 2006:

		December 31	
		2007	2006
Total investment income per the financial statements	$	13,114,959	5,227,323
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts – current year		(55,506)	(206,475)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts – prior year		206,475	—
Total investment income per Form 5500	$	13,265,928	5,020,848

(9) Subsequent Events

On October 1, 2007, Synergy Financial Group, Inc., the New Jersey stock holding company of Synergy Bank, was merged with and into New York Community Bancorp, Inc. Effective January 1, 2008, the Synergy Financial Group, Inc. Employees' Savings and Profit Sharing Plan and Trust was frozen. As a result of the merger, participants of the Synergy Financial Group, Inc. Employees' Savings and Profit Sharing Plan and Trust became eligible to participate in the New York Community Bancorp Inc. Employee Savings Plan on January 1, 2008. On March 20, 2008 the Synergy Financial Group, Inc. Employees' Savings and Profit Sharing Plan and Trust was merged into the New York Community Bancorp Inc. Employee Savings Plan.

Supplemental Schedule

NEW YORK COMMUNITY BANCORP INC.
EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2007

Identity of issue	Description of investment	Number of shares/units	Current value
Common stock fund of employer:			
* New York Community Bancorp, Inc.	Common Stock Fund	3,699,533	$ 65,037,790
Mutual funds:			
* RSI Retirement Trust	Actively Managed Bond Fund	319,816	3,745,040
* RSI Retirement Trust	Value Equity Fund	368,621	4,261,264
* RSI Retirement Trust	Core Equity Fund	247,307	2,614,035
Alger	Midcap Growth Retirement Portfolio	257,578	4,919,745
Evergreen	International Growth Fund	297,446	3,195,782
Fidelity	Puritan TR Low Price Stock Fund	36,475	1,500,236
John Hancock	Large Cap Select A Fund	142,829	2,623,769
Neuberger Berman Genesis	Small Cap Fund Trust	35,524	1,750,643
State Street Global Advisors	S&P Index Fund	189,418	4,578,223
			29,188,737
Collective trust funds:			
* Galliard Wells Fargo	Stable Return Fund Class J	458,452	18,410,943
* Fiserv Trust Sunrise Retirement	Balanced Equity Fund	54,804	585,860
* Fiserv Trust Sunrise Retirement	Balanced Fund	128,788	1,384,467
* Fiserv Trust Sunrise Retirement	Capital Preservation Fund	44	456
* Fiserv Trust Sunrise Retirement	Diversified Equity & Income Fund	1	6
* Fiserv Trust Sunrise Retirement	Diversified Equity Fund	1	6
* Fiserv Trust Sunrise Retirement	Diversified Income Fund	81,478	864,487
* Fiserv Trust Sunrise Retirement	Income Fund	3	34
			21,246,259
Cash and cash equivalents:			
* Fiserv Trust Company	Money Market Fund	233,481	233,481
* Participant loans	887 loans to participants with interest rates of 1.50% to 10.50% with maturities up to 30 years		3,237,187
			$ 118,943,454

* Parties-in-interest as defined by ERISA.

See accompanying independent auditors' report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2008

New York Community Bancorp, Inc.
Employee Savings Plan

By: Bernard A. Terlizzi
Bernard A. Terlizzi
Plan Administrator

Exhibit 23.1

Auditor's Consent

Consent of Independent Registered Public Accounting Firm

The Pension and Investment Committee of
New York Community Bancorp, Inc.:

We consent to incorporation by reference in the Registration Statement (No. 333-105901) on Form S-8 of New York Community Bancorp, Inc. (the "Company") of our report dated June 27, 2008, with respect to the statements of net assets available for plan benefits of the New York Community Bancorp, Inc. Employee Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended and the related supplemental schedule H, line 4(i) – schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of New York Community Bancorp, Inc. Employee Savings Plan.

KPMG LLP

New York, New York
June 27, 2008

END